Exhibit 99.1

Pacific Drilling Announces Fourth Quarter and Full Year 2013 Results

•	EBITDA(a) for the fourth quarter of $96.3 million and adjusted EBITDA(a) for the full year of $358.1 million, an increase of 35% over the prior year

•	Revenue for the fourth quarter of $200.5 million and for the full year of $745.6 million, an increase of 17% over the prior year

•	Cash flow from operations for the full year of $230.6 million

•	Pacific Khamsin delivered on August 31 and contract commenced on December 17, 2013

•	Signed commitment for two year extension of Pacific Bora contract at $615,000 per day, conditional upon client’s partner approval

LUXEMBOURG (February 25, 2014) — Pacific Drilling S.A. (NYSE: PACD) today announced revenue of $200.5 million and net income of $25.7 million or $0.12 per diluted share for the fourth quarter of 2013. This compares to revenue of $193.2 million and net income of $30.3 million or $0.14 per diluted share for the third quarter of 2013. In the fourth quarter of 2012, the company had revenue of $191.9 million and net income of $16.5 million or $0.08 per diluted share.

For the year ended December 31, 2013, net income excluding $66.6 million in non-recurring charges(b) related to the June 2013 refinancing of our credit facilities was $92.1 million or $0.43 per diluted share, an increase of $81.8 million over the prior year net income excluding charges. For the full year 2013, net income as reported was $25.5 million or $0.12 per diluted share on revenue of $745.6 million, as compared to prior year net income of $34.0 million or $0.16 per diluted share on revenue of $638.1 million. A reconciliation of net income excluding charges to reported net income is included in an accompanying schedule to this release.

CEO Chris Beckett commented, “Pacific Drilling had an outstanding year in 2013, in which we demonstrated that our focus on performance excellence using a consistent fleet of high specification drillships staffed by dedicated offshore professionals can deliver industry leading results. With the commencement of the Pacific Khamsin’s contract in December, we began the next phase of our company’s growth, which we expect to continue at a significant pace over the next two years as we begin operations with the Pacific Sharav, Pacific Meltem and Pacific Zonda.”

Regarding the market for high specification drillships, Mr. Beckett added, “Consistent with our expectations, the market for offshore rigs is increasingly impacted by clients’ preferences for advanced drilling capabilities. Demand for ultra-deepwater drillships is increasingly segmented between the newest and most capable rigs and their 5th generation predecessors as clients recognize the fundamental benefits of the latest generation of rigs. The number of market inquiries for high specification rigs has increased in the early part of 2014 as compared to the fourth quarter of 2013, and we continue to see demand for modern ultra-deepwater rigs exceed forecasted supply over the next several years. Our strong operating performance led to the recent two-year conditional commitment for the Pacific Bora and supports our ongoing negotiations for contract extension of the Pacific Mistral and a maiden contract on the Pacific Meltem, one of the few remaining high specification drillships available for a 2014 contract commencement.”

Fourth Quarter and Full Year 2013 Operational and Financial Commentary

Contract drilling revenue for the fourth quarter of 2013 was $200.5 million, which included $20.2 million of deferred revenue amortization, as compared to contract drilling revenue of $193.2 million for the third quarter of 2013, which included $18.2 million of deferred revenue amortization. During the three months ended December 31, 2013, our operating fleet achieved average revenue efficiency(c) of 95.6% as compared to 96.9% in the prior quarter. For the fourth quarter of 2013, our first four drillships continued to deliver strong operational efficiency, while the newly delivered Pacific Khamsin experienced minimal downtime. Contract drilling revenue for the year ended December 31, 2013, was $745.6 million, including $72.5 million of deferred revenue amortization, as compared to contract drilling revenue of $638.1 million, including $95.8 million of deferred revenue amortization, for the year ended December 31, 2012.

For the full year 2013, our operating fleet achieved an average revenue efficiency of 93.5%, as compared to 88.0% during the prior year. The increase in revenue efficiency was primarily due to completing the shakedown period on our first four drillships.

Contract drilling expenses for the fourth quarter of 2013 were $90.6 million as compared to $82.7 million for the third quarter of 2013. Contract drilling expenses for the fourth quarter of 2013 included $10.3 million in amortization of deferred costs, $5.6 million in reimbursable expenses and $7.3 million in shore-based and other support costs. Direct rig related daily operating expenses, excluding reimbursable costs, averaged $176,200 in the fourth quarter of 2013, as compared to $163,400 for the third quarter of 2013. The increase in contract drilling expenses resulted from planned maintenance projects on most of our rigs in the fourth quarter. Contract drilling expenses for the full year 2013 were $337.3 million as compared to $331.5 million for the full year 2012. Contract drilling expenses for 2013 included $39.5 million in amortization of deferred mobilization costs, $20.9 million in reimbursable expenses and $25.4 million in shore-based and other support costs. Direct rig related daily operating expenses, excluding reimbursable costs, averaged $170,600 for the full year 2013, as compared to $178,300 for the full year 2012. The decrease in average direct rig related daily operating expenses was primarily the result of lower equipment and maintenance costs in 2013, as compared to 2012 which included rig startup costs for our first four operating rigs. In addition, our focus on reducing logistics and operational overhead costs contributed to the decrease in daily operating expenses.

General and administrative expenses for the fourth quarter of 2013 were $13.0 million as compared to $13.1 million for the third quarter of 2013. General and administrative expenses for the full year 2013 were $48.6 million as compared to $45.4 million for the prior year.

EBITDA(a) for the fourth quarter of 2013 was $96.3 million, essentially in line with the prior quarter. Adjusted EBITDA for the year ended December 31, 2013, was $358.1 million as compared to $264.4 million for the year ended December 31, 2012. Adjusted EBITDA margin(d) for the full year 2013 was 48.0%, as compared to 41.4% for the full year 2012. A reconciliation of EBITDA and adjusted EBITDA is included in the accompanying schedules to this release.

Interest expense for the fourth quarter of 2013 was $25.8 million, as compared to $23.8 million for the third quarter of 2013. The increased interest expense was mainly a result of interest recognition following the commencement of the Pacific Khamsin’s drilling contract on December 17, 2013. Interest expense for the full year 2013 was $94.0 million, excluding non-recurring costs incurred in connection with the refinancing of our credit facilities, as compared to interest expense of $104.7 million in the prior year.

Liquidity and Capital Expenditures

For the full year 2013, cash flow from operations was $230.6 million. As a result of strong cash flow throughout 2013 and delayed capital expenditures on the Pacific Sharav and the Pacific Meltem, we were able to delay drawdowns on our $1 billion senior secured credit facility until the last few days of 2013. Following the year end drawdown of $139 million from our senior secured credit facility, our total outstanding debt as of December 31, 2013, was $2.4 billion and our cash balances were $204.1 million. As of December 31, 2013, undrawn capacity under our senior secured credit facility and our revolving credit facility was $1.1 billion.

During the fourth quarter of 2013, our capital expenditures were $103.9 million of which $67.1 million related to the construction of our newbuild drillships. Capitalized interest amounted to $23.3 million. The remaining expenditures primarily relate to contractually required upgrades on our operating rigs that are partially or fully reimbursed by our customers, as well as fleet spares. We estimate the remaining capital expenditures required to complete construction of our three newbuild drillships and the continued build up of our fleet spares to be approximately $1.45 billion, excluding capitalized interest and client reimbursed asset upgrades.

2014 Guidance

We reiterate our guidance on revenue efficiency provided with our fleet status report on February 3, 2014. The average revenue efficiency ranges of 88-92% for the first quarter of 2014 and 90–94% for the full year 2014 include our expectations for unplanned downtime as well as planned events mainly related to export and reimport of rigs in Nigeria, completed in the first quarter of 2014. The guidance is also reflective of required inspections across the fleet and the initial stages of the shakedown process for the Pacific Khamsin, Pacific Sharav and Pacific Meltem, during which we expect their revenue efficiency to lag current levels of our first four operating rigs and their operating expenses to exceed those of our other rigs by approximately $20,000 per day during the shakedown period. As we have previously stated, we expect an average revenue efficiency of 90% during a rig’s first six months of operations and 93% during a rig’s second six months of operations. However, revenue efficiency for individual rigs tends to be volatile on a monthly and even on a quarterly basis. Revenue efficiency during 2014 may therefore be above or below our expectations.

The following table summarizes our updated full year 2014 guidance for certain items:

Item	Range
Direct Rig Related Operating Expenses, Excluding Reimbursable Expenses, Per Rig Per Day	$181,000 - $187,000
Minimum Average Reimbursable Expenses, Per Rig Per Day*	$10,000
Shore-Based & Other Support Costs, Per Rig Per Day	$18,000 - $20,000
General & Administrative Expenses	$57 million - $59 million
Income Tax Expense as Percent of Total Contract Drilling Revenue	3% - 4%

*	These reimbursable costs include one-time as well as recurring items that are beyond the initial scope of our contract and the corresponding initial contractual dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable from one quarter to another. Because the reimbursement of these costs by our clients is recorded as additional revenue, they generally do not negatively affect our margins.

Updated schedules through 2015 of expected amortization of deferred revenue, amortization of deferred mobilization expense and depreciation as well as capital expenditures are included in the “Investor Toolkit” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Please note the guidance provided above is based on management’s current expectations about the future and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance set forth above is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.

Footnotes

(a)	EBITDA and adjusted EBITDA are non-GAAP measures. Please refer to the reconciliation, included later in this press release, of net income to EBITDA and adjusted EBITDA along with a definition of this measure and a statement indicating why management believes the non-GAAP measure provides useful information for investors.
(b)	Net income excluding charges is a non-GAAP measure. Please refer to the reconciliation, included later in this press release, of net income to net income excluding charges along with a definition of this measure and a statement indicating why management believes the non-GAAP measure provides useful information for investors.
(c)	Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
(d)	EBITDA margin is defined as EBITDA divided by contract drilling revenue. Adjusted EBITDA margin is defined as adjusted EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

Conference Call

Pacific Drilling will conduct a conference call at 10:00 a.m. U.S. Central Standard Time on Wednesday, February 26, 2014, to discuss fourth quarter and full year 2013 results. To participate, please dial +1 719-325-4789 or 1-877-419-6594 and refer to confirmation code 1620722 approximately five to ten minutes prior to the scheduled start time of the call. The call will also be broadcast live over the Internet in a listen-only mode and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section of the company’s website, www.pacificdrilling.com.

An audio replay of the conference call will be available after 1:00 p.m. U.S. Central Time on Wednesday, February 26, 2014, by dialing +1 719-457-0820 or 1-888-203-1112 and using access code 1620722. A replay of the call will also be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates five drillships under customer contract, and has three drillships under construction at Samsung, one of which is under customer contract. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include words or phrases such as “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “foresee,” “forecast”, “our ability to,” “estimate,” “potential,” “will,” “should,” “would,” “could” or other similar words, or negatives of such words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving future operational performance; revenue efficiency levels; future client contract opportunities; estimated duration of client contracts; contract dayrate amounts; future contract commencement dates and locations; contract backlog; construction, timing and delivery of newbuild drillships; capital expenditures; growth opportunities; market outlook; cost adjustments; estimated rig availability; new rig commitments; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; expected direct rig operating costs, compensation levels, shore based support costs, general and administrative expenses, income tax expense; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results, operating revenue efficiency, projected operating expenses and reimbursable costs are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those provided in our guidance, projected cash flows and other statements in the forward-looking statements contained in this press release, our investor toolkit and elsewhere include, but are not limited to: our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; unplanned downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; risks inherent in shipyard rig construction, repair, maintenance or enhancement; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; future client contract opportunities; relocations, severe weather or hurricanes; impact of potential licensing or patent litigation; actual contract commencement dates; environmental and other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012	2011
	(unaudited)	(unaudited)	(unaudited)
Revenues
Contract drilling	$200,546	$191,890	$745,574	$638,050	$65,431

Costs and expenses
Contract drilling	(90,636)	(86,931)	(337,277)	(331,495)	(32,142)
General and administrative expenses	(12,956)	(11,636)	(48,614)	(45,386)	(52,614)
Depreciation expense	(39,713)	(36,463)	(149,465)	(127,698)	(11,619)

	(143,305)	(135,030)	(535,356)	(504,579)	(96,375)
Loss of hire insurance recovery	—	—	—	23,671	18,500

Operating income (loss)	57,241	56,860	210,218	157,142	(12,444)

Other income (expense)

Costs on interest rate swap termination	—	—	(38,184)	—	—
Interest expense, other	(25,770)	(32,747)	(94,027)	(104,685)	(10,384)

Total interest expense	(25,770)	(32,747)	(132,211)	(104,685)	(10,384)
Costs on extinguishment of debt	—	—	(28,428)	—	—
Equity in earnings of Joint Venture	—	—	—	—	18,955
Interest income from Joint Venture	—	—	—	—	495
Other income (expense)	(608)	(614)	(1,554)	3,245	3,675

Income before income taxes	30,863	23,499	48,025	55,702	297
Income tax expense	(5,173)	(7,034)	(22,523)	(21,713)	(3,200)

Net income (loss)	$25,690	$16,465	$25,502	$33,989	$(2,903)

Earnings (loss) per common share, basic	$0.12	$0.08	$0.12	$0.16	$(0.01)

Weighted average number of common shares, basic	217,022	216,902	216,964	216,901	195,448

Earnings (loss) per common share, diluted	$0.12	$0.08	$0.12	$0.16	$(0.01)

Weighted average number of common shares, diluted	217,429	216,943	217,421	216,903	195,448

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value)

	December 31,
	2013	2012
	(unaudited)
Assets:
Cash and cash equivalents	$204,123	$605,921
Restricted cash	—	47,444
Accounts receivable	206,078	152,299
Materials and supplies	65,709	49,626
Current portion of deferred financing costs	14,857	17,707
Current portion of deferred costs	48,202	37,519
Prepaid expenses and other current assets	13,889	13,930

Total current assets	552,858	924,446

Property and equipment, net	4,512,154	3,760,421
Restricted cash	—	124,740
Deferred financing costs	53,300	32,157
Other assets	45,728	52,164

Total assets	$5,164,040	$4,893,928

Liabilities and shareholders’ equity:
Accounts payable	$54,235	$30,230
Accrued expenses	66,026	39,345
Current portion of long-term debt	7,500	218,750
Accrued interest	21,984	29,594
Derivative liabilities, current	4,984	17,995
Current portion of deferred revenue	96,658	66,142

Total current liabilities	251,387	402,056

Long-term debt, net of current maturities	2,423,337	2,034,958
Deferred revenue	88,465	97,014
Other long-term liabilities	927	44,652

Total long-term liabilities	2,512,729	2,176,624

Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 224,100 shares issued and 217,035 and 216,902 shares outstanding as of December 31, 2013 and December 31, 2012, respectively	2,170	2,169
Additional paid-in capital	2,358,858	2,349,544
Accumulated other comprehensive loss	(8,557)	(58,416)
Retained earnings	47,453	21,951

Total shareholders’ equity	2,399,924	2,315,248

Total liabilities and shareholders’ equity	$5,164,040	$4,893,928

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2013	2012	2011
	(unaudited)
Cash flow from operating activities:
Net income (loss)	$25,502	$33,989	$(2,903)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	149,465	127,698	11,619
Amortization of deferred revenue	(72,515)	(95,750)	(8,566)
Amortization of deferred costs	39,479	70,660	4,288
Amortization of deferred financing costs	10,106	13,926	1,067
Amortization of debt discount	445	—	—
Provision for materials and supplies obsolescence	1,115	—	—
Write-off of unamortized deferred financing costs	27,644	—	—
Costs on interest rate swap termination	38,184	—	—
Deferred income taxes	(3,119)	(3,766)	(3,169)
Share-based compensation expense	9,315	5,318	4,471
Equity in earnings of Joint Venture	—	—	(18,955)
Interest income from Joint Venture	—	—	(495)
Changes in operating assets and liabilities:	—
Accounts receivable	(53,779)	(89,721)	(45,051)
Materials and supplies	(17,198)	(6,640)	(35,031)
Prepaid expenses and other assets	(30,840)	(61,548)	(108,593)
Accounts payable and accrued expenses	12,301	33,865	39,437
Deferred revenue	94,482	156,967	97,550

Net cash provided by (used in) operating activities	230,587	184,998	(64,331)

Cash flow from investing activities:
Capital expenditures	(876,142)	(449,951)	(1,539,630)
Decrease (increase) in restricted cash	172,184	204,784	(315,286)

Net cash used in investing activities	(703,958)	(245,167)	(1,854,916)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	—	—	625,816
Proceeds from long-term debt	1,656,250	797,415	1,275,000
Payments on long-term debt	(1,480,000)	(218,750)	(50,000)
Payment for costs on interest rate swap termination	(41,993)	—	—
Deferred financing costs	(62,684)	(19,853)	(6,803)
Proceeds from related-party loan	—	—	142,205

Net cash provided by financing activities	71,573	558,812	1,986,218

Increase (decrease) in cash and cash equivalents	(401,798)	498,643	66,971
Cash and cash equivalents, beginning of period	605,921	107,278	40,307

Cash and cash equivalents, end of period	$204,123	$605,921	$107,278

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, loss of hire insurance, taxes, depreciation and amortization. EBITDA and adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and adjusted EBITDA are included herein because they are used by the company to measure its operations and are intended to exclude charges or credits of a non-routine nature that would detract from an understanding of our operations. Management believes that EBITDA and adjusted EBITDA present useful information to investors regarding the company’s operating performance during the fourth quarter and full year of 2013.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data - Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012	2011

Net income (loss)	$25,690	$16,465	$25,502	$33,989	$(2,903)

Add (subtract):
Costs on interest rate swap termination	—	—	38,184	—	—
Interest expense, other, net	25,770	32,747	94,027	104,685	9,889

Interest expense	25,770	32,747	132,211	104,685	9,889
Depreciation expense	39,713	36,463	149,465	127,698	11,619
Income taxes	5,173	7,034	22,523	21,713	3,200

EBITDA	96,346	92,709	329,701	288,085	21,805

Add (subtract):
Costs on extinguishment of debt	—	—	28,428	—	—
Loss of hire insurance recovery	—	—	—	(23,671)	(18,500)

Adjusted EBITDA	96,346	92,709	358,129	264,414	3,305

Net Income Excluding Charges Reconciliation

During the second quarter of 2013, the company closed a refinancing transaction which resulted in material non-recurring costs of $66.6 million, primarily related to swap termination fees and the write-off of unamortized debt issue costs. Management believes that net income excluding charges related to our refinancing and loss of hire insurance recovery provides useful and comparable information to investors regarding the company’s operating performance. Specifically, the excluded charges are of a non-routine nature and detract from an understanding of our operating performance and comparisons with other periods. Net income excluding charges does not represent and should not be considered an alternative to or substitute for net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with GAAP, and our calculation of net income excluding charges may not be comparable to that reported by other companies.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data - Reconciliation of Net Income (Loss) and Earnings (Loss) per Share to Non-GAAP Net Income (Loss) Excluding Charges and Earnings (Loss) per Share Excluding Charges

(in thousands, except per share information) (unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012	2011

Net income (loss)	$25,690	$16,465	$25,502	$33,989	$(2,903)

Add (subtract):
Loss of hire insurance recovery	—	—	—	(23,671)	(18,500)
Costs on interest rate swap termination	—	—	38,184	—	—
Costs on extinguishment of debt	—	—	28,428	—	—

Net income (loss) excluding charges	25,690	16,465	92,114	10,318	(21,403)

Earnings (loss) per common share, basic and diluted	$0.12	$0.08	$0.12	$0.16	$(0.01)

Add (subtract):
Loss of hire insurance recovery	—	—	—	(0.11)	(0.09)
Costs on interest rate swap termination	—	—	0.18	—	—
Costs on extinguishment of debt	—	—	0.13	—	—

Earnings (loss) excluding charges per common share, basic and diluted	0.12	0.08	0.43	0.05	(0.10)